EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Seacoast Banking Corporation of Florida

We consent to the use of our reports dated March 3, 2006, with respect to the consolidated balance sheet of Seacoast Banking Corporation of Florida (the Company) as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Miami, Florida

September 19, 2006

Certified Public Accountants